Exh. 14
                 Hebei Aoxing Pharmaceutical Group Co., Ltd

                           CODE OF CONDUCT POLICY

Hebei Aoxing Pharmaceutical Group Co., Ltd ("the Company") is dedicated to conducting its business in accordance with the applicable laws, regulations and with highest standards of business ethics. This code is intended to provide guidance in identifying ethical issues, offer mechanisms to report unethical conduct, and to help foster a culture of honesty and accountability.

Each officer, director, and employees is expected to comply with the letter and spirit of this Code. The Directors and employees of the Company mentioned above must not only comply with the applicable regulations but should also actively advance the promotion of honest and ethical conduct of the business. They must abide by the policies and procedures that govern the conduct of the Company's business.

This Code illustrates some of the potential problem areas that could develop below:

CONFLICTS OF INTEREST - A conflict situation can arise:

a. When an employee or Director takes action or has interests that may make it difficult to perform his or her work, objectively and effectively,

b. The receipt of improper personal benefits by a member of his or her family as a result of one's position in the Company,

c. Any outside business activity that detracts an individual's ability to devote appropriate time and attention to his or her responsibilities with the Company,

d. The receipt of non-nominal gifts or excessive entertainment from any person/company with which the Company has current or prospective business dealings,

e. Any significant ownership interest in any supplier, customer, development partner or competitor of the Company,

f. Any consulting or employment relationship with any supplier, customer, business associate or competitor of the Company.
The Directors and employees should be scrupulous in avoiding "conflicts of interest" with the Company. In case there is likely to be a conflict of interest, he/she should make full disclosure of all facts and circumstances thereof to the Board of Directors or any Committee/officer nominated for this purpose by the Board and a prior written approval should be obtained.

HONEST AND ETHICAL CONDUCT: The Directors and employees shall act in accordance with the highest standards of personal and professional integrity, honesty and ethical conduct not only on Company's premises and off site but also at Company sponsored business, social events as well as any places. They shall act and conduct free from fraud and deception. Their conduct shall conform to the best-accepted professional standards of conduct.

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CORPORATE OPPORTUNITIES: Directors and employees owe a duty to the
Company to advance its legitimate interests when the opportunity to do so arises. Directors and employees are expressly prohibited from:

a. Taking for themselves, personally, opportunities that are discovered through the use of Company's property, information, or position;

b. Competing directly with the business of the Company or with any business that the Company is considering.

c. Using Company's property, information, or position for personal gain. If the Company has finally decided not to pursue an opportunity that relates to the Company's business activity, he/she may pursue such activity only after disclosing the same to the Board of directors or the nominated person/committee.

CONFIDENTIALITY: The Directors and employees shall maintain the confidentiality of confidential information of the Company or that of any customer, supplier or business associate of the Company to which Company has a duty to maintain confidentiality, except when disclosure is authorized or legally mandated. The Confidential information includes all non-public information (including private, proprietary and other) that might be of use to competitors or harmful to the Company or its associates. The use of confidential information for his/her own advantage or profit is also prohibited.

FAIR DEALING: Each Director and employee should deal fairly with customers, suppliers, competitors and employees of group companies, They should not take unfair advantage of anyone through manipulation, concealment, abuse of confidential proprietary or trade secret information, misrepresentation of material facts, or any other unfair dealing practices.

PROTECTION AND PROPER USE OF COMPANY'S ASSETS: All Directors and employees should protect Company's assets and property and ensure its efficient use. Theft, carelessness, and waste of the Company's assets and property have a direct impact on the Company's profitability. Company's assets should be used only for legitimate business purposes.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS: The Directors and employees shall comply with all applicable laws, rules and regulations Transactions, directly or indirectly, involving securities of the Company should not be undertaken without pre-clearance from the Company's Compliance Officer. Any Director or employee who is unfamiliar or uncertain about the legal rules involving Company business conducted by him/her should consult the Legal Department of the Company before taking any action that may jeopardize the Company or that individual.

COMPLIANCE WITH CODE OF CONDUCT: If any director or employee who knows of or suspects of a violation of applicable laws, rules or regulations or this Code of Conduct, he/she must immediately report the same to the Board of Directors or any designated person/committee thereof. Such person should as far as possible provide the details of suspected violations with all known particulars relating to the issue. The Company recognizes that resolving such problems or concerns will

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advance the overall interests of the Company that will help to safeguard the Company's assets, financial integrity and reputation. Violations of this Code of Ethics will result in disciplinary action, which may even include termination of services of the employee. The Company's Board or any Committee/person designated by the Board for this purpose shall determine appropriate action in response to violations of this Code of Ethics.

INTERPRETATION OF CODE: Any question or interpretation under this Code of Ethics and Business Conduct will be handled by the Board or any person/ Committee authorized by the Board of the Company. The Board of Directors or any designated person/committee has the authority to waive compliance with this Code of business conduct for any Director or employee of the Company. The person-seeking waiver of this Code shall make full disclosure of the particular circumstances to the Board or the designated person/committee